UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number:  001-35457

BGS ACQUISITION CORP.
Olazbal 1150
Cuidad Autonoma de Buenos Aires
Argentina 1428

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐  No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

EXPLANATORY NOTE

The Company is currently subjected to the foreign private issuer rules and, as such, the Company is not required to file Quarterly Reports on Form 10-Q with the Securities and Exchange Commission (the “SEC”).  However, pursuant to the requirements of the NASDAQ Capital Market, the Company is furnishing to the SEC, under cover of this Form 6-K, the unaudited financial statements (which have been reviewed by our independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board) and certain other information that would have been included by the Company in a Form 10-Q for the period from August 9, 2011 (date of incorporation) to January 31, 2012 had it been required to file a report on Form 10-Q for that period.

Financial Statements

Unaudited financial statements for the quarter ended January 31, 2012  and for the period from August 9, 2011 (date of incorporation) to January 31, 2012 are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Such statements include, among others, those concerning our expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. These statements are based on the beliefs of, as well as assumptions made by, our management and information currently available to us and reflect our current view concerning future events. As such, they are subject to risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among many others: our status as a development stage company; the reduction of the proceeds held in the trust account due to third party claims; our selection of a prospective target business or asset; our issuance of our capital shares or incurrence of debt to complete a business combination; our ability to consummate an attractive business combination due to our limited resources and the significant competition for business combination opportunities; conflicts of interest of our officers and directors; potential current or future affiliations of our officers and directors with competing businesses; our ability to obtain additional financing if necessary; our initial shareholder, officers’ and directors’ ability to control or influence the outcome of matters requiring shareholder approval due to their substantial interest in us; delisting of our securities from the NASDAQ Capital Market or an inability to have our securities listed on the NASDAQ Capital Market following a business combination; the adverse effect the outstanding warrants may have on the market price of our ordinary shares; the adverse effect on the market price of our ordinary shares due to the existence of registration rights with respect to the securities owned by our initial shareholder, officers and directors; the lack of a market for our securities; our being deemed an investment company; our dependence on our key personnel; our dependence on a single company after our business combination; environmental, permitting and other regulatory risks; foreign currency fluctuations and overall political risk in foreign jurisdictions; our operating and capital expenditures; our competitive position; expected results of operations and/or financial position; any of the factors in the “Risk Factors” section of our Registration Statement No. 333-178780; other risks identified in this Report and any statements of assumptions underlying any of the foregoing. You should also carefully review other reports that we file with the SEC. We assume no obligation, and do not intend, to update these forward-looking statements, except as required by law.

Overview

We are a blank check British Virgin Islands business company with limited liability formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more operating businesses or assets that we have to identify. We have not identified any acquisition target but intend to focus on acquiring operating businesses that have their primary operations located in any of (a) the MERCOSUR countries (Argentina, Brazil, Paraguay and Uruguay), (b) associate member countries of the MERCOSUR countries (Bolivia, Chile, Colombia, Ecuador and Peru), (c) Latin America generally or (d) the United States in areas principally serving the Hispanic market.  The NASDAQ Capital Market rules require that our initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the sum of the balance in the trust account (less any deferred corporate finance fees and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination.

We intend to use cash in the trust account from the proceeds of our initial public offering and private placements of warrants, our authorized shares, incurred debt, or a combination of cash, shares and debt, in effecting our initial business combination. However, the ultimate consideration we pay to complete a business combination depends upon the requirements of the target business or asset, and the amount of funds available to us from the trust account following any payments to holders redeeming their ordinary shares. The target’s preference in receiving consideration in the form of cash, stock or a blend of cash and stock may be driven by the target’s desire for working capital, cash in-hand or control of the post-transaction entity. To the extent the value of the target business or asset exceeds the value of the funds held in our trust account, it is likely that we would issue additional authorized shares, incur debt, or a combination of cash, shares and debt to complete such business combination. We cannot assure you whether or not we may issue shares of our capital stock or debt securities to complete a business combination because we have not identified a target business or asset, do not know what industry such ultimate target will be operating in and do not know the amount of funds that will ultimately be available to us to complete our business combination. The issuance of additional shares:

•	may significantly reduce the equity interest of investors in our initial public offering;

•	may subordinate the rights of holders of ordinary shares if we issue preferred shares with rights senior to those afforded to the holders of our ordinary shares;

•
may likely cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our ordinary shares and/or warrants.

Similarly, if we incur substantial debt, it could result in:

•	default and foreclosure on our assets if our operating cash flow after a business combination is insufficient to pay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•	covenants that limit our ability to acquire capital assets or make additional acquisitions;

•	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding;

•	our inability to pay dividends on our ordinary shares;

•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

To the extent we have funds remaining in our trust account following the consummation of a business combination, those funds may be used for any purpose agreed to between us and the target business or asset based upon the needs of the post transaction entity, including but not limited to, working capital, debt repayment or employee compensation.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our entire activity since inception has been to prepare for our proposed fundraising through an offering of our equity securities. Following our initial public offering, we will not generate any operating revenues until after completion of our initial business transaction, at the earliest. We will generate non-operating income in the form of interest income on cash and cash equivalents after our initial public offering. After our initial public offering, we expect to incur substantially increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended January 31, 2012, we had net (loss) of ($0) .  For the period from August 9, 2011 (date of incorporation) to January 31, 2012, we had net (loss) of ($10,000) consisting exclusively of expenses incurred since inception for start-up and travel related costs.

Related Party Transactions

Through January 31, 2012, our Chairman, Julio Gutierrez had loaned us a total of approximately $147,000 for payment of offering costs and Company expenses. The loan was repaid at the close of the Public Offering (defined below).

BGS Group SA, an affiliate of certain of our officers and directors has agreed to provide, at no cost to us, office space, secretarial and general administrative services.

Mr. Gutierrez has agreed that he will be liable to us, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below $10.15 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of the Public Offering against certain liabilities, including liabilities under the Securities Act.  In the event that an executed waiver is deemed to be unenforceable against a third party, Mr. Gutierrez will not be responsible to the extent of any liability for such third party claims.

 Liquidity and Capital Resources

On March 26, 2012, we consummated our initial public offering (“Public Offering”) of 4,000,000 units at a price of $10.00 per unit. Simultaneously with the consummation of our initial public offering, we consummated the sale of 3,000,000 warrants (“Insider Warrants”) to certain investors (including certain of our officers and directors) at a price of $0.75 per warrant or $2,250,000 in the aggregate and 266,667 warrants (“Underwriter Warrants”) to the underwriters for the Public Offering, at a price of $0.75 per warrant or $200,000. We received net proceeds from our Public Offering and the sale of the Insider Warrants and Underwriter Warrants of $40,600,000, net of the non-deferred portion of the corporate finance fee of $1.2 million (none of which were incurred from August 9, 2011 (date of incorporation) through January 31, 2012) and offering costs and other expenses of approximately $450,000 (of which approximately $182,000 were incurred from August 9, 2011 (date of incorporation) through January 31, 2012). For a description of the proceeds generated in our Public Offering and a discussion of the use of such proceeds, we refer you to Note 9 of the unaudited interim financial statements included as an exhibit to this report and below in “Unregistered Sales Of Equity Securities And Use Of Proceeds.” As of January 31, 2012, we had cash of $25,000. Until the consummation of our Public Offering, our only source of liquidity were a $25,000 equity contribution from our initial shareholder and loans made to us by Mr. Gutierrez, totaling $147,000 as of January 31, 2012.  These loans were repaid out of the proceeds of the Public Offering.  Nearly all liabilities of the Company at January 31, 2012, were related to costs associated with the Public Offering.

Recent Accounting Pronouncements

We do not believe that the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

The net proceeds of our initial public offering, including amounts in the trust account, may only be invested in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and that invest solely in U.S. Treasuries.

PART II. OTHER INFORMATION

LEGAL PROCEEDINGS.

None.

RISK FACTORS.

Factors that could cause our actual results to differ materially from those in this report are any of the risks described in our prospectus dated March 20, 2012 filed with the SEC. Any of these factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations.

As of the date of this Report, there have been no material changes to the risk factors disclosed in our prospectus dated March 20, 2012 filed with the SEC, except we may disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

On October 5, 2011, our initial shareholder purchased an aggregate of 1,725,000 founder shares for an aggregate purchase price of $25,000, or approximately $0.014 per share. On March 14, 2012, our directors approved a 1.125-for-1 reverse split of our outstanding ordinary shares, reducing the number of outstanding ordinary shares from 1,725,000 to 1,533,333. The founder shares held by our initial shareholder include an aggregate of 200,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full, so that our initial shareholder will own 25.0% of our issued and outstanding shares after our initial public offering (assuming the initial shareholder does not purchase any units in such offering).  The underwriters did not exercise the over-allotment option and therefore such shares were forfeited.

On March 26, 2012, simultaneously with the consummation of our initial public offering, we consummated the private sale of an aggregate of 3,266,667 warrants to certain investors (including certain of our officers and directors) and the underwriters at a price of $0.75 per warrant, generating gross proceeds of $2,450,000 in the aggregate. All of the proceeds we received from the sale of these warrants were placed in the trust account.  This issuance was made pursuant to the exemption from registration contained in Section 4(2) as they were sold to “accredited investors” as defined in Rule 501(a) of the Securities Act. No underwriting discounts or commissions were paid with respect to such sales. The warrants sold in the private placement are identical to those warrants sold in the initial public offering except that if held by the initial investors or their permitted transferees they will not be not subject to redemption. In addition, the warrants will be subject to transfer restrictions until 30 days following the consummation of our initial business combination, with the warrants held by the underwriters and/or their assignees subject to certain additional transfer restrictions.

Use of Proceeds from the Initial Public Offering

 On March 26, 2012, we consummated our initial public offering of 4,000,000 units, with each unit consisting of one ordinary share and one warrant to purchase one ordinary share at an exercise price of $10.00 per share. The warrants will become exercisable on the later of 30 days after our completion of a business combination or March 20, 2014 and will expire five years from the date of the business combination, or earlier upon redemption or liquidation as described in our prospectus dated March 20, 2012. The units in the public offering were sold at an offering price of $10.00 per unit, generating total gross proceeds of $40,000,000.   The securities sold in the public offering were registered under the Securities Act on a registration statement on Form F-1 (No. 333-178780), which the SEC declared effective on March 20, 2012.

We paid a total of $1.2 million in underwriting discounts and commissions (none of which were incurred from August 9, 2011 (date of incorporation) through January 31, 2012) and approximately $450,000 for other costs and expenses related to the offering.   The underwriters for the Public Offering agreed to defer $800,000 in corporate finance fees, which amount will be payable upon consummation of our business combination, if consummated. We also repaid the loans outstanding to Mr. Gutierrez.

After deducting the underwriting discounts and commissions (excluding the deferred corporate finance fee of $800,000, which amount will be payable upon consummation of our business combination, if consummated) and the offering expenses, the total proceeds from our public offering and the private placement of the warrants was $42,450,000 of which $40,600,000 (or approximately $10.15 per unit sold in the Public Offering) was placed in a trust account.  $200,000 is held outside the trust account and will be used to fund the Company’s operating expenses.  The proceeds held in the trust account may be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest solely in U.S. Treasuries.

DEFAULTS UPON SENIOR SECURITIES

None

OTHER INFORMATION

None

EXHIBITS.

(a)   Exhibits.

99.1 Financial Statements for the period from August 9, 2011 (date of incorporation) to January 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

BGS ACQUISITION CORP.

July 31, 2012	By:	/s/ Cesar Baez
Cesar Baez
Chief Executive Officer